

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2014

Via E-mail
Lei Cao
Chief Executive Officer
Sino-Global Shipping America, Ltd.
136-56 39th Avenue, Room #305
Flushing, NY 11354

> **Re:** **Sino-Global Shipping America, Ltd.**
> **Form 10-K for the period ended June 30, 2013**
> **Filed September 27, 2013**
> **File No. 001-34024**

Dear Cao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Item 10. Directors, Executive Officers and Corporate Governance, page 20
Involvement in Certain Legal Proceedings

1. In future filings, please remove knowledge qualifier in your discussion of legal proceedings.

Signatures, page 28

2. Please confirm that in future filings you will revise your signature section to have two sections. The first section should be signed by the registrant and the second section should be signed on behalf of the registrant by its principal executive officer, principal financial officer, principal accounting officer or controller, and the majority of your board of directors in their individual capacities.

<u>Consolidated Statements of Operations and Comprehensive Loss, page F-3</u>
<u>Net Loss Attributed to Non-Controlling Interest</u>

3. We note that the net loss attributable to non-controlling interest decreased significantly from the year ended June 30, 2012 to June 30, 2013 as well as from the six months ended December 31, 2012 to the six months ended December 31, 2013. It appears based upon your consolidation policy in Note 1 that this amount represents the 10% of Sino-China's (a VIE) net income not paid to the company. Please confirm that our understanding is correct in that the $777,141 net loss represents 10% of Sino-China's total net loss for the period, or tell us how this amount is determined. Also, tell us why this amount decreased significantly between periods and provide enhanced disclosure in future filings that discusses any changes in this amount so that investors can understand how this amount is derived. Finally, remove the net loss total presented as the last line item in the Statement of Operations in accordance with ASC 810.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Max Webb at 202-551-3755 with any other questions. You may also contact me at 202-551-3380.

Sincerely,

/s/ Linda Cvrkel for

Lyn Shenk
Branch Chief